

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 17, 2012

Via E-mail:
Mr. Masaru Kato
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

      Re: **Sony Corporation**
             Form 20-F for the Fiscal Year Ended March 31, 2011
             Filed June 28, 2011
             File No. 1-06439

Dear Mr. Kato:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert S. Littlepage for

                    Larry Spirgel
                    Assistant Director